Exhibit 99.(3)

[Letterhead of Kistefos AS]

May 4, 2007

Board of Directors
Trico Marine Services, Inc.
2401 Fountainview
Suite 920
Houston, TX 77057
Attn:  Corporate Secretary

Gentlemen:

As you know, Kistefos AS owns 3,000,000 shares or approximately 20.2% of the outstanding common stock of Trico Marine Services, Inc. (the “Company”), making Kistefos by far the Company’s largest individual shareholder.

On numerous occasions, dating back to March 22, 2005, we have privately and publicly urged the Company’s Board of Directors and management to pursue policies which we believe would enhance shareholder value.  On June 13, 2006, we attended the Company’s annual meeting and asked management, based on the Company’s strong cash position and healthy cash flow generation, to return cash to shareholders through a special dividend or stock buy back program. We further stated that the Company should seek to strengthen its strategic market position by expanding its revenue base, increasing its active fleet and increasing market share through additional investments.  More recently, we publicly asked management to consider selling the Company, in whole or in parts, or to consider selling the US operation in order to remove the Jones Act restrictions on the marketability of the Company’s shares.  We pointedly asked management whether  it has another strategy that will create greater value for shareholders than our proposals, and, if so, to please communicate it in a comprehensible and credible manner so that shareholders can start to monitor its progress.

The Company’s board of directors has failed to seriously or effectively respond to any of our requests or recommendations. In February 2007, the Company sold $150,000,000 in principal amount of convertible debentures, at a conversion price we believe is significantly below the net asset value of the Company.  While this increased the cash position of the Company, Trico already had a substantial cash balance and it is difficult to understand the rationale for diluting shareholders without having communicated a credible strategic plan for the use of the proceeds.

On April 9, 2007, the Board announced by press release that it had adopted a poison pill plan.  We are writing to express our extreme opposition to this development. Not only does the poison pill discriminate particularly against Kistefos in that it prevents us alone among all shareholders from acquiring more shares, it also does not in any way benefit our fellow shareholders. The principal purpose of the poison pill is to insulate and entrench the incumbent Board and management, thereby making you less accountable to us, the shareholders.

As you well know, poison pills can and do significantly reduce shareholder value by the following:

•                  Poison pills are not really aimed at stopping hostile acquirers or coercive or unfair bids as you have alleged in your justification for the pill, but are aimed at concerned shareholders who challenge management to increase the value of their investment. There is no compelling evidence that poison pills enhance shareholder value or lead to “fairer” transactions.

•                  We believe that fundamentally  shareholders  should be entitled to decide for themselves on what is a fair  price for  their  holdings.  However,  as a  consequence  of the poison pill, potential bidders for the Company’s stock are forced to negotiate with management,  and are effectively precluded from taking their offer directly to the shareholders.

•                  Moreover, your plan chills the right of shareholders to form groups to vote together on basic matters of corporate governance, such as the election of directors. Following the adoption of your plan, any group of shareholders that includes Kistefos and  gathers enough votes to make a difference risks being labeled a group, triggering the pill, having its vote taken away and the value of its investment significantly and wrongfully diminished.

•                  The poison pill is a cushion which allows the Board to neglect value-enhancing measures such as improving results, communicating better and building credibility with shareholders, structuring the balance sheet for maximum shareholder return and actively seeking investors and acquirers.

•                  Through the combination of the poison pill and your classified board as well as the chilling effect of the pill not only on acquisition activities but also on Kistefos’ participation in the corporate governance of the Company,  you have essentially disenfranchised your largest stockholder, which can never be a healthy thing for a company to do.

We urge the Company’s independent directors to act immediately to rescind the pill and put shareholder value first. While it is true that the shareholders have benefited from the positive effects of a strong market, you have missed numerous opportunities to grow and enhance the profitability of  the Company . You have confirmed to us that you did not consider reselling the option associated with your newbuilding contract in Norway that you had decided not to exercise, when you could have resold the option into the market for a significant profit.  Furthermore, by raising dilutive capital which you do not need and putting in place deliberate obstructions to enhanced value, we, the stockholders have been losing. Only by placing the shareholder first, by revoking the pill and actively seeking out opportunities for enhanced returns, can management and the shareholders both truly “win”.

Very truly yours,

/s/ Åge Korsvold

Åge Korsvold
Chief Executive Officer